 UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 15 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Commission File Number 333-18723 MAXXAM GROUP HOLDINGS INC. (Exact name of registrant as specified in its charter) 5847 SAN FELIPE, SUITE 2600 HOUSTON, TEXAS 77057 (281) 807-8700 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices) 12% SENIOR SECURED NOTES DUE 2003* (Title of each class of securities covered by this Form) NONE (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: Rule 12g-4(a)(1)(i) / / Rule 12h-3(b)(1)(i) / / Rule 12g-4(a)(1)(ii) / / Rule 12h-3(b)(1)(ii) / / Rule 12g-4(a)(2)(i) / / Rule 12h-3(b)(2)(i) / / Rule 12g-4(a)(2)(ii) / / Rule 12h-3(b)(2)(ii) / / Rule 15d-6 /x / Approximate number of holders as of the certification or notice date: None * The registrant had been filing reports with the Securities and Exchange Commission as required pursuant to the Indenture governing its 12% Senior Secured Notes due 2003. As such Notes have been redeemed, the registrant is no longer required to file such reports and will not be doing so. The registrant is accordingly furnishing to the Commission notice thereof. Pursuant to the requirements of the Securities Exchange Act of 1934, MAXXAM Group Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person. Date: December 30, 2002 By: /S/ Bernard L. Birkel Bernard L. Birkel Secretary Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.